Exhibit 99.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

            (In millions of U.S. dollars, except per share amounts,
                       and in accordance with U.S. GAAP)

Overview

For almost 30 years, we have delivered the semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications.

The following discussion and analysis explains trends in our financial condition and results of operations for the three and nine-month periods ended December 29, 2006, compared with the corresponding periods in the previous fiscal year. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results. You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report, and with our Annual Report for the fiscal year ended March 31, 2006.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries in which we operate, and our beliefs and assumptions. We use words such as "anticipate", "expect", "estimate", "believe", and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

      o     rapid technological developments and changes;

      o our ability to continue to operate profitably and to generate positive cash flows in the future;

      o     our   dependence   on  our   foundry   suppliers   and   third-party
            subcontractors;

      o     order cancellations or deferrals by our customers;

      o     increasing price and product competition;

      o     our ability to attract and retain key employees;

      o protection and validity of our patent and other intellectual property rights;

      o     risks inherent in our international operations; and

      o other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006.

           RESULTS OF OPERATIONS FOR THE THREE AND NINE-MONTH PERIODS
                            ENDED DECEMBER 29, 2006

      Summary of Results from Operations                                        Three Months Ended        Nine Months Ended
                                                                              ---------------------     ----------------------
      (millions of U.S. dollars, except per share                             Dec. 29,     Dec. 23,      Dec. 29,     Dec. 23,
      amounts)                                                                  2006         2005          2006         2005
                                                                              --------     --------      --------     --------
      Consolidated revenue:                                                    $ 34.1       $ 37.4        $110.6       $105.7

      Income (loss) from continuing operations:                                   5.6         (4.8)         16.7         (3.9)
      Discontinued operations - net of tax                                       --           55.8          --           49.0
      Net income for the period                                                   5.6         51.0          16.7         45.1

      Income (loss) per common share:
          From continuing operations                                             0.04        (0.04)         0.12        (0.05)
          From discontinued operations                                           --           0.43          --           0.39
          Basic and diluted                                                      0.04         0.39          0.12         0.34

      Weighted average common shares outstanding (millions):
          Basic                                                                 127.3        127.3         127.3        127.3
          Diluted                                                               127.4        127.4         127.4        127.3

Our revenue in the third quarter of Fiscal 2007 was $34.1, down 9% from revenue of $37.4 in the third quarter of Fiscal 2006. The revenue decrease in the third quarter of Fiscal 2007 as compared to the same period of the previous year was primarily driven by decreased sales volumes of our telecom networking products. We also had lower medical ASIC sales during the period, which were offset by higher sales volumes of our optical products. Revenue in the nine months ended December 29, 2006 was $110.6, up 5% from revenue of $105.7 in the corresponding period of Fiscal 2006. The increase was driven mainly by increased shipments of our foundry products.

On May 19, 2006, we acquired the assets and intellectual property of the optical I/O (in/out) business of Primarion, Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. Our results of operations for the three and nine months ended December 29, 2006 include transactions resulting from the acquired business subsequent to the acquisition date. Pro forma results of operations of the acquired business have not been presented, as they are not material to our results of operations.

In the third quarter of Fiscal 2007, we recorded income from continuing operations of $5.6, or $0.04 per share. This compares to a loss from continuing operations of $4.8, or $0.04 per share, in the third quarter of Fiscal 2006. The income in the third quarter of Fiscal 2007 was driven primarily by a gain on the sale of our packet switching business of $4.1, which is discussed elsewhere in this Management's Discussion and Analysis. The income from continuing operations in the third quarter of Fiscal 2007 includes asset impairment and other expenses of $0.5, as compared to $5.4 in the same period of the previous year.

We recorded income from continuing operations of $16.7, or $0.12 per share, in the first nine months of Fiscal 2007. This compares to a loss from continuing operations of $3.9, or $0.05 per share, in the same period of the previous year. Improvements were driven primarily by higher revenues and margins, as well as a gain on the sale of our packet switching business of $4.1. In addition, we benefited from an income tax recovery in Fiscal 2007 as compared to income tax expense in Fiscal 2006, as discussed elsewhere in this Management's Discussion and Analysis. We also had asset impairment and other expenses of $1.0 in the first nine months of Fiscal 2007, as compared to $5.4 in the same period of the previous year.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

                                                         Three Months Ended                       Nine Months Ended
                                             --------------------------------------    ----------------------------------------
                                             Dec. 29,     % of    Dec. 23,     % of    Dec. 29,     % of    Dec. 23,     % of
(millions of U.S. dollars)                    2006       Total     2005       Total      2006       Total     2005       Total
                                             --------    -----    --------    -----    --------    -------  --------    -------
Revenue:
Europe                                       $13.3        39%     $15.0        40%     $ 44.7        41%     $ 39.7        38%
Asia / Pacific                                 9.6        28%      11.2        30%       31.3        28%       32.6        31%
United States                                  9.2        27%       8.5        23%       29.6        27%       26.3        25%
Canada                                         1.5         4%       2.2         6%        3.6         3%        5.8         5%
Other Regions                                  0.5         2%       0.5         1%        1.4         1%        1.3         1%
                                             -----       ---      -----       ---      ------       ---      ------       ---
Total                                        $34.1       100%     $37.4       100%     $110.6       100%     $105.7       100%
                                             =====       ===      =====       ===      ======       ===      ======       ===

Europe

European revenue decreased by 11% in the third quarter of Fiscal 2007 compared to the same period of Fiscal 2006. The decrease in revenue was due mainly to lower sales volumes of our medical ASIC and telecom networking products, which accounted for decreases of approximately 12% and 10%, respectively. These declines were partially offset by higher sales volumes of our foundry products, which accounted for a revenue increase of approximately 11%.

European revenue for the nine months ended December 29, 2006, totaled $44.7, up 13% compared with the corresponding period in Fiscal 2006. Improvements were driven primarily by higher sales volumes of our foundry and telecom networking products, which accounted for increases of approximately 15% and 4%, respectively. These improvements were partially offset by lower sales volumes of our medical ASIC products, which accounted for a revenue decrease of approximately 8%.

Asia/Pacific

Asia/Pacific revenue in the third quarter of Fiscal 2007 was $9.6, down 14% compared with revenue in the same period of Fiscal 2006. The decrease was driven primarily by lower sales volumes of our telecom networking products.

Revenue for the nine months ended December 29, 2006, totaled $31.3, down 4% compared with the corresponding period in Fiscal 2006. The decrease was due primarily to lower sales volumes of our telecom networking products, which accounted for a revenue decrease of approximately 9%, partially offset by higher sales volumes of our timing products, representing a revenue increase of approximately 5%.

United States

Revenue from customers in the United States increased by 8% to $9.2 during the third quarter of Fiscal 2007 compared to the third quarter of Fiscal 2006, due mainly to higher sales volumes of our medical ASIC products.

Revenue for the nine months ended December 29, 2006, totaled $29.6, up 13% compared with the corresponding period in Fiscal 2006 due mainly to increased sales volumes of our medical ASIC and industrial wireless products, which accounted for revenue increases of approximately 7% and 5%, respectively.

Canada

Canadian revenue in the third quarter of Fiscal 2007 decreased by $0.7, down 32% compared to the same period in Fiscal 2006, primarily due to lower sales volumes of our telecom networking and legacy communication products, which accounted for revenue decreases of approximately 20% and 16%, respectively.

Revenue for the nine months ended December 29, 2006, totaled $3.6, down 38% compared with the corresponding period in Fiscal 2006, primarily due to lower sales volumes of our telecom networking, industrial wireless, and legacy communication products, which accounted for revenue decreases of approximately 18%, 12% and 10%, respectively.

Other Regions

For the three and nine months ended December 29, 2006, revenue from customers in other regions remained relatively consistent with revenue in the same periods of the previous year. During the three months ended December 29, 2006, increased sales volumes of our legacy communication products were largely offset by decreased sales volumes of our foundry products, as compared to the corresponding period of the previous year. During the nine months ended December 29, 2006, increased sales volumes of our telecom networking products were largely offset by decreased sales volumes of our foundry products, as compared to the same period of the previous year.

GROSS MARGIN

                                                    Three Months Ended                  Nine Months Ended
                                                 ------------------------           ------------------------
                                                 Dec. 29,        Dec. 23,           Dec. 29,        Dec. 23,
                                                 --------        --------           --------        --------
(millions of U.S. dollars)                         2006            2005               2006             2005
Gross Margin                                      $ 17.1          $ 19.4             $ 59.7          $ 51.8

As a percentage of revenue                            50%             52%                54%             49%

Gross margin in the three month period ended December 29, 2006, was 50%, a decrease of two percentage points as compared to the same period in Fiscal 2006, due mainly to lower recoveries of fixed operations costs. During the third quarter of Fiscal 2007 we incurred severance costs of $0.3 which were included in gross margin, consistent with $0.3 in the same period of the previous year.

Gross margin for the nine months ended December 29, 2006 was 54%, an increase of five percentage points compared with the corresponding period in Fiscal 2006. The increase was driven primarily by a more favorable product mix in Fiscal 2007 as compared to the same period of Fiscal 2006. In addition, in the first half of Fiscal 2007 we benefited from higher recoveries of fixed operations costs as compared to the same period in Fiscal 2006. The improvements in gross margin in Fiscal 2007 were partially offset by severance costs incurred during the nine month periods ended December 29, 2006, of $0.6 (nine months ended December 23, 2005 -$0.3).

OPERATING EXPENSES

Research and Development (R&D)

                                                    Three Months Ended          Nine Months Ended
                                                 ------------------------    ------------------------
                                                 Dec. 29,        Dec. 23,    Dec. 29,        Dec. 23,
(millions of U.S. dollars)                         2006            2005        2006            2005
                                                 --------        --------    --------        --------
R&D expenses - gross                              $ 10.1          $ 11.0      $ 30.7          $ 31.5
Less: NREs and government assistance                (2.2)           (1.9)       (5.8)           (3.5)
                                                  ------          ------      ------          ------
R&D expenses                                      $  7.9          $  9.1      $ 24.9          $ 28.0

As a percentage of revenue                            23%             24%         23%             26%

R&D expenses decreased by 13%, or $1.2, in the third quarter of Fiscal 2007 from the same period in Fiscal 2006, due mainly to lower salaries and benefits due to the headcount reductions implemented in the third quarter of Fiscal 2007. In addition, we had lower activity due to the sale of our packet switching business, and also benefited from lower design tool costs. These expense decreases were partially offset by severance costs of $1.0 incurred during the period.

R&D expenses for the nine month period ended December 29, 2006, were $24.9, a decrease of 11% as compared with the corresponding period of Fiscal 2006. The decrease resulted primarily from higher reimbursement of development costs and government assistance. In addition, we had lower design tool costs in Fiscal 2007, partially offset by the severance costs incurred in the third quarter of Fiscal 2007. R&D expenses in the nine month period ended December 29, 2006, also included stock compensation expense of $0.1 as compared to $nil in the corresponding period of Fiscal 2006.

During the second quarter of Fiscal 2007, we entered into an agreement with the Government of Canada through Technology Partnerships Canada, which will provide partial funding for one of our research and development projects. This agreement will provide funding for reimbursement of up to $6.2 ($7.2 million Cdn) of eligible expenditures. During the three and nine months ended December 29, 2006, we recorded government assistance of $0.6 and $1.3, respectively, which resulted in reducing our research and development expenses by these amounts in these periods.

Our R&D activities focused on the following areas:

      o Ultra low-power integrated circuits and modules supporting short-range wireless communications for healthcare applications such as implantable medical devices, swallowable camera capsules, and personal area communications devices;

      o Timing, including (i) Network Synchronization (traditional timing) - Digital and Analog Phase Lock Loops (PLL) solutions for T1/E1 to SONET/SDH equipment requiring accurate and standards driven timing and synchronization; and (ii) Timing over Packet - Meeting network convergence solutions for applications requiring Circuit Switched Traffic over Packet Domains;

      o Voice Processing Solutions - Low, medium and high-density voice echo cancellation solutions meeting G.168 standards for wireless, wired and enterprise segments;

      o Parallel optical modules for high speed, short reach interconnect applications, providing customers with lower power consumption, more compact, more cost effective, and denser fiber optic interconnect solutions; and

      o Optoelectronic physical-layer integrated circuits, providing communications systems customers with the ability to implement and easily manage high capacity, lower-power fiber-optic interconnect links.

Our medical and industrial wireless product strategies comprise a blend of Application Specific Standard Products (ASSPs) and custom design and development. These strategies allow us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products. For custom designs, we receive Non-Recurring Engineering (NRE) reimbursements, which are recorded as recoveries of R&D expenditures. These NRE's are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Selling and Administrative (S&A)

                                                   Three Months Ended                  Nine Months Ended
                                                 -----------------------           -------------------------
                                                 Dec. 29,       Dec. 23,           Dec. 29,         Dec. 23,
(millions of U.S. dollars)                        2006            2005               2006             2005
                                                 -------        --------           --------         --------
S&A Expenses                                      $ 8.5          $ 10.2             $ 28.1          $ 26.3

As a percentage of revenue                           25%             27%                25%             25%

S&A expenses decreased by 17%, or $1.7, in the third quarter of Fiscal 2007 from the same period in Fiscal 2006. The decrease in Fiscal 2007 was driven mainly by a change in estimate related to a litigation claim which arose in previous periods. This change resulted in a reduction of the provision for estimated loss contingencies of $0.8, which favorably impacted S&A expense in the period. We also had a severance expense of $nil during the third quarter of Fiscal 2007, as compared to expense of $0.6 in the same period of Fiscal 2006. We also benefited from lower consulting fees in the third quarter of Fiscal 2007 as compared to the same period of the previous year. S&A expenses in the three months ended December 29, 2006 included stock compensation expense of $0.3, as compared to $nil in the same period of Fiscal 2006.

S&A expenses for the nine months ended December 29, 2006, were $28.1, an increase of 7% as compared to $26.3 in the corresponding period in Fiscal 2006. The increase was due primarily to higher incentive compensation accruals in the first half of Fiscal 2007 as compared to the same period in Fiscal 2006. In addition, in Fiscal 2007, we incurred higher corporate governance costs than in the previous year, as we are required to comply with Section 404 of the Sarbanes-Oxley Act beginning in Fiscal 2007. S&A expenses in the nine months ended December 29, 2006 also included stock compensation expense of $0.8 as compared to $nil in the same period of Fiscal 2006. The expense increases in Fiscal 2007 were partially offset by lower severance, as we incurred severance costs of $nil in the nine months ended December 29, 2006, as compared to $1.1 of the same period in Fiscal 2006.

Stock Compensation Expense

Effective April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment, and began expensing the fair value of stock-based awards to employees under the provisions of SFAS 123R. Prior to this date, we recorded stock compensation expense using the intrinsic value method. Under this method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. On March 20, 2006, we accelerated all stock options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. The accelerations resulted in eliminating our stock compensation expense in future years related to these options. As a result of adopting SFAS123R in Fiscal 2007, we recorded stock compensation expense of $0.3 and $0.9, respectively, in the three and nine-month periods ending December 29, 2006, as compared to $nil in the same periods of Fiscal 2006.

Stock compensation expense in Fiscal 2007 was recorded as follows:

                                         Three months ended    Nine months ended
                                           Dec. 29, 2006         Dec. 29, 2006
                                         ------------------    -----------------
      Research and development           $      --             $       0.1
      Selling and administrative                0.3                    0.8
                                         ------------------    -----------------
                                         $      0.3            $       0.9
                                         ==================    =================

We adopted the provisions of SFAS 123R using the modified prospective approach, and thus have not restated our prior period results.

As at December 29, 2006, total unrecognized compensation cost related to nonvested awards was $3.3, and the weighted-average period over which this expense is expected to be recognized is approximately three years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, the risk free interest rate, and expected option lives.

Asset Impairment and Other

In the third quarter of Fiscal 2007, as a result of the sale of the assets of our packet switching product line, which is discussed elsewhere in this Management's Discussion and Analysis, we closed our leased facility in Irvine, California. As a result, we recorded a charge of $0.5 in Asset Impairment and Other related to idle space under lease contract for this facility.

In Fiscal 2003, we wound up our defined benefit pension plan in the U.K. In the second quarter of Fiscal 2007, we recorded $0.5 of additional contract settlement costs related to this plan based on a final assessment of the individual employee liabilities provided by the plan administrator. This amount was recorded in Asset Impairment and Other. We do not expect to incur additional costs related to this contract settlement.

Gain on Sale of Business

On October 25, 2006, we sold the assets of our packet switching product line to Conexant Systems Inc. (Conexant), for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the next two years. If Conexant's revenue from sales in this product line exceed certain revenue targets, then Conexant is required to pay us up to $2.5 of additional consideration.

We have recorded a gain on sale of business of $4.1 related to this transaction in the third quarter of Fiscal 2007. On the date of the sale, we determined that there was uncertainty surrounding whether the revenue targets will be met. As such, we did not include the contingent consideration as part of the sale proceeds. We will record the contingent consideration, if any, as a component of the gain on sale of business in the periods that the revenue targets are met.

The following table shows the carrying value of the assets which were included as assets held for sale:

                                                          Dec. 29,    March 31,
                                                            2006        2006
                                                        ----------   ----------

      Inventories                                       $    --      $      0.3
      Fixed assets                                           --             0.1
                                                        ----------   ----------
      Total assets                                      $    --      $      0.4
                                                        ==========   ==========

The following table shows the cash flows from investing activities in the three and nine months ended December 29, 2006 related to the sale of the assets of the packet switching product line:

     Proceeds on sale                                   $   5.0
     Payment of transaction and other costs                (0.3)
                                                        -------
     Proceeds from sale - net                           $   4.7
                                                        =======

In addition, during Fiscal 2002, we sold our wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. We recognized the gain as payments were made on the note receivable, and accordingly recognized a gain of $1.9 in the first quarter of Fiscal 2006 upon payment of the final installment on the note receivable.

NON-OPERATING INCOME AND EXPENSE

Interest Income

Interest income for the three and nine months ended December 29, 2006 was $1.6 and $3.9 respectively, as compared to $0.5 and $1.3 in the three and nine months ended December 23, 2005. The increase was mainly due to higher interest rates in Fiscal 2007, as well as increased cash balances commencing in the third quarter of Fiscal 2006 resulting from the cash proceeds received upon sale of the RF Front-End Consumer Business.

Foreign Exchange Gains and Losses

Foreign exchange losses in the third quarter of Fiscal 2007 were $0.2 as compared to $nil for the same period in Fiscal 2006. Foreign exchange gains for the nine months ended December 29, 2006 were $0.1, as compared to $1.2 for the same period in Fiscal 2006. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates. Historically we have held restricted cash in U.S. dollars to secure letters of credit related to our pension plan in Sweden. During Fiscal 2006, we changed our investment strategy to secure our Swedish pension liability by directly pledging cash against this liability. The Swedish pension liability is comprised of $14.2 (97.4 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.1 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions. This change in investment strategy has acted as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses on this liability has been mitigated.

INCOME TAXES

We have recorded an income tax expense of $0.1 in the third quarter of Fiscal 2007, compared with $nil for the corresponding period in Fiscal 2006. Our income tax recovery for the nine months ended December 29, 2006 was $2.9, compared with an expense of $0.4 for the corresponding period in Fiscal 2006. $1.9 of the recovery in Fiscal 2007 relates primarily to the closure of past tax audits during the second quarter, which resulted in additional tax refunds and the release of previously booked provisions. An additional $1.0 of the recovery in Fiscal 2007 relates to deferred tax benefits, which we expect to realize in the future. The expense in Fiscal 2006 related to the Company's estimate of additional costs to settle income tax liabilities in relation to fiscal years still subject to corporate tax audits.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of

December 29, 2006, of $196.8 (March 31, 2006 - $193.6). The increase in the valuation allowance relates primarily to changes in the statutory tax reporting currencies of our company and certain of our subsidiaries and additional losses in certain foreign jurisdictions, partially offset by tax loss planning implemented in the second quarter, and the utilization of losses and the reversal of timing differences during the period.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

INCOME (LOSS) FROM CONTINUING OPERATIONS

We recorded income from continuing operations of $5.6, or $0.04 per share, in the third quarter of Fiscal 2007. This compares to a loss from continuing operations of $4.8, or $0.04 per share, in the same period of Fiscal 2006. The improvement in income from continuing operations in the third quarter of Fiscal 2007 as compared to the same period of Fiscal 2006 was caused mainly by the gain on sale of the packet switching business in Fiscal 2007. In addition, we had asset impairment expenses of $0.5 in the third quarter of Fiscal 2007, as compared to $5.4 in the same period of the previous year.

In the nine month period ended December 29, 2006 we recorded income from continuing operations of $16.7, or $0.12 per share. This compares to a loss from continuing operations of $3.9, or $0.05 per share, in the same period of Fiscal 2006. The improvement in the nine-month period ended December 29, 2006, was primarily the result of higher revenues and margins than those in the same period of Fiscal 2006, as well as the gain on sale of business and the tax recovery. In addition, we had asset impairment charges of $1.0 in the nine months ended December 29, 2006, as compared to $5.4 in the same period of the previous year.

DISCONTINUED OPERATIONS

On November 15, 2005, we sold the assets of our RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited, for $68.0. The sale resulted in a gain of $55.8 in the third quarter of Fiscal 2006.

The following table shows the results of the RF Front-End Consumer Business, which are included in discontinued operations in the three and nine-month periods ended December 23, 2005:

                                                     Three months   Nine months
                                                        ended          ended
                                                       Dec. 23,       Dec. 23,
                                                         2005           2005
                                                    -------------   -----------

     Revenue                                          $   10.0       $    34.1
                                                     ---------       ---------

     Operating loss from discontinued operations           --             (6.8)
     Gain on disposal, net of tax of $1.8                 55.8            55.8
                                                     ---------       ---------
     Income from discontinued operations              $   55.8       $    49.0
                                                     =========       =========

The following table shows the cash flows from investing activities in the three and nine months ended December 23, 2005, related to the sale of the RF Front-end Consumer Business:

     Proceeds on sale                                   $  68.0
     Payment of transaction and other costs                (1.6)
                                                        -------
     Proceeds from sale - net                           $  66.4
                                                        =======

ACQUISITION OF BUSINESS AND INTANGIBLE ASSETS

On May 19, 2006, we acquired the assets and intellectual property comprising the optical I/O business of Primarion Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition is expected to enable us to provide optical solutions that combine our existing technology with Primarion's products. The acquisition was accounted for in accordance with SFAS 141, Business Combinations.

The purchase price was allocated as follows:

     Accounts receivable                                $  0.2
     Inventories                                           0.2
     Fixed assets                                          1.0
     Proprietary technology                                0.6
     Customer relationships                                0.8
     Non-competition agreements                            0.5
     Goodwill                                              3.8
                                                        ------
     Total purchase price                               $  7.1
                                                        ======

Tangible assets were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Primarion and ourselves concerning target markets, the stage of product development, the anticipated timing of development of next generation versions of products, expected revenue generation, and risk factors. Proprietary technology was valued using the relief from royalty method. This method quantifies the benefit to a company on the basis that the company is relieved from paying royalties for the continued use of the assets. Customer relationship assets were valued using the excess earnings approach. This method measures the benefit to a company which exceeds an appropriate rate of return on the assets. The non-competition agreements were valued at fair value.

The acquired intangible assets are being amortized on a straight-line basis over their useful lives as follows:

     Proprietary technology                      4 years
     Customer relationships                      10 years
     Non-competition agreements                  3 years

In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized, however will be reviewed annually for impairment, or more frequently if impairment indicators arise.

The following table summarizes the intangible asset values as at December 29, 2006:

                                               Proprietary        Customer       Non-competition
                                               Technology       Relationships       agreements       Total
                                               ----------       -------------    ---------------   ---------
     Cost                                      $     0.6          $     0.8        $     0.5       $     1.9
     Less: Accumulated amortization                 (0.1)               -               (0.1)           (0.2)
                                               ---------          ---------        ---------       ---------
     Net intangible assets                     $     0.5          $     0.8        $     0.4       $     1.7
                                               =========          =========        =========       =========

Our results of operations for the three and nine months ended December 29, 2006 include transactions resulting from the acquired business subsequent to the acquisition date. Pro forma results of operations of the acquired business have not been presented, as they are not material to our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at December 29, 2006 was cash, cash equivalents and short-term investments totaling $113.5 (March 31, 2006 - $115.3). Included in these amounts as at December 29, 2006, were cash and cash equivalents of $113.5 (March 31, 2006 - $90.7), and short-term investments of $nil (March 31, 2006 - $24.6).

Operating Activities

Cash provided from operating activities during the nine months ended December 29, 2006, was $2.2, as compared to $7.8 used in the same period of Fiscal 2006.

Cash provided from operating activities before working capital changes was $16.3 for the nine months ended December 29, 2006, as compared to cash used of $1.7 in the first nine months of Fiscal 2006. Cash provided from operations resulted primarily from the net income during the period. Since March 31, 2006, our non-cash working capital increased by $14.1, mainly as a result of the following:

      o a decrease in payables and accrued liabilities totaling $8.2, driven mainly by amounts paid to Intel of approximately $5.7 in conjunction with a transitional service agreement following the sale of our RF Front-End Consumer Business, and a reduction in our provisions for exit activities due mainly to a payment on a design tool contract; and

      o an increase in trade accounts and other receivables of $6.9 due in part to the timing of sales and collections during the periods, and due to amounts owing under a foundry supply and wafer sourcing agreement.

In comparison, our non-cash working capital increased by $6.1 during the first nine months of Fiscal 2006, primarily as a result of the following:

      o a decrease in payables and accrued liabilities totaling $6.7, driven mainly by a reduction in our provisions for exit activities as we paid out severance costs incurred in Fiscal 2005, and an increase in income taxes payable of $2.1 resulting from primarily from the sale of our RF Front-End Consumer Business; and

      o an increase in prepaid expenses of $2.1 due mainly to a payment related to the renegotiation of a multi-year software design tool contract;

partially offset by

      o a decrease in trade and other accounts receivable of $3.0 due to lower revenue during the third quarter of Fiscal 2006 resulting from the sale of our RF Front-End Consumer Business.

Investing Activities

Cash provided from investing activities during the nine months ended December 29, 2006 was $20.5, resulting primarily from the following:

      o     the maturity of short-term investments totaling $24.6; and

      o net proceeds on the sale of the assets of our packet switching product line of $4.7;

partially offset by

      o     the acquisition of the Primarion business for $7.1; and

      o net expenditures for fixed assets totaling $1.7, related primarily to improvements to information technology resources.

Cash provided from investing activities was $87.9 for the nine months ended December 23, 2005, primarily from the following:

      o net proceeds on the sale of our RF Front-End Consumer Business of $66.4;

      o     the maturity of short-term investments totaling $67.7; and

      o proceeds of $2.0 received as payment against a note receivable from X-FAB;

partially offset by

      o     purchases of short-term investments totaling $47.7.

In conjunction with the sale of the Systems business in Fiscal 2001, we own 10,000,000 common shares of Mitel. On July 14, 2006, we, along with other investors, agreed to postpone the exercise date for our put rights in Mitel shares from September 1, 2006, to May 1, 2007. If Mitel does not complete an initial public offering by May 1, 2007, we (along with some other investors) have a put right, exercisable for 90 days after May 1, 2007, which, unless we agree to a modification of these conditions, allows us to send a notice to Mitel requiring that they repurchase all or any portion of these common shares (subject to appropriate adjustments for events such as stock splits) at $2.45 (Cdn $2.85). On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with securities regulators in all of the provinces and territories in Canada in preparation for an initial public offering of its common shares. We entered into an agreement whereby, if Mitel did not register our Mitel shares in this offering, we could not sell any of our Mitel common shares for 180 days following the date of an underwriting agreement entered into by Mitel in connection with its initial public offering. This agreement expired on October 31, 2006. We have not entered into any subsequent agreements with the underwriters further restricting the sale of our Mitel shares. Our investment in Mitel is recorded at a nil value. Any proceeds received on the sale of this investment will result in both a gain on sale of investment, and a cash inflow in the period of the sale.

Financing Activities

Cash used in financing activities during the nine months ended December 29, 2006 was $0.4. The decrease in cash resulted primarily from the following:

      o     payment of dividends on preferred shares of $1.2;

partially offset by

      o     a decrease in restricted cash of $1.0.

Cash used in financing activities during the first nine months of Fiscal 2006 was $2.2, resulting primarily from the following:

      o     payment of dividends on preferred shares of $1.6; and

      o     repurchase of preferred shares of $1.3;

partially offset by

      o     a decrease in restricted cash of $0.7.

We are required to pay quarterly dividends on our preferred shares of $0.43 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $1.1 in dividends in the fourth quarter of Fiscal 2007, which includes $0.5 of dividends declared in the third quarter of Fiscal 2007. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $21.45 (Cdn$25.00) per share plus costs of purchase. If the market price of the shares was below this price, we would be required to make reasonable efforts repurchase approximately $0.5 of preferred shares in the remainder of Fiscal 2007.

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.6 (U.S. $0.3 and Cdn $1.5) available for letters of credit. As at June 30, 2006, we had credit facilities of $11.3 (U.S. $10.0 and Cdn $1.5) available for letters of credit. During the second quarter of Fiscal 2007, we consolidated our banking agreements and removed credit facilities which were no longer in use. Accordingly, we decreased our U.S. facility from $10.0 to $0.3. As at December 29, 2006, we had used $1.0 of our credit facilities, and accordingly we had unused facilities of $0.6 available for letters of credit. The outstanding letters of credit included the following:

      o $0.8 related to our Supplementary Executive Retirement Plan (SERP) plan; and

      o $0.2 to secure certain obligations for office lease arrangements and custom bonds.

As at March 31, 2006, cash and cash equivalents totaling $1.2 were pledged under the credit facilities to cover outstanding letters of credit, comprised of $1.0 related our SERP plan, and $0.2 related to the office lease arrangement and custom bonds. During the first quarter of Fiscal 2007, the credit facilities agreement was renegotiated, and as a result, we are no longer required to hold restricted cash related to our SERP plan. As a result, restricted cash of $1.0 was released during the first quarter of Fiscal 2007, and, as at December 29, 2006, we had restricted cash of $0.2 pledged to cover outstanding letters of credit related to our office lease arrangements and custom bonds. We have also pledged $0.2 as security for credit facilities. In addition, we have pledged $14.3 (97.8 million Swedish Krona) in restricted cash to secure our pension liability of $15.3 in Sweden. The Swedish pension liability is comprised of $14.2 (97.4 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.1 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions.

While we have already pledged $14.3 of cash to secure the current Swedish pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. As we have substantially secured our credit facility by pledging cash and cash equivalents, we do not anticipate that a reduction or restriction of this facility would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, and short-term investment balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments, and other cash outflows for the foreseeable future.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

CRITICAL ACCOUNTING ESTIMATES

Stock Compensation Expense

On April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The estimated fair value of the options is amortized to expense over the requisite service period of the awards. Prior to adoption of SFAS 123R, we used the intrinsic value method of accounting for stock-based awards under the provisions of APB 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price was set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. In adopting SFAS 123R, we have estimated the fair value of our stock-based awards to employees using the Black-Scholes-Merton option pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, SFAS123R requires that we estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of our stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. If we change any of these assumptions, this could increase or decrease our stock compensation expense, which could have a material impact on our results of operations.

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. With the exception of the change in our policy of accounting for stock compensation expense discussed above, there are no other changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 31, 2006.

RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying
Misstatements in Current Year Financial Statements. This document provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires registrants to quantify errors using both the iron curtain method, and the rollover method, and requires adjustment if either method indicates a material error. The rollover method quantifies a misstatement's effect on the current year's income statement, which does not consider the carryover effects of prior year misstatements. The iron curtain method quantifies errors as the cumulative amount by which the balance sheet for the current year is misstated. SAB 108 is effective for fiscal years ending after November 15, 2006, and is effective for us in Fiscal 2007. Applying SAB 108, we performed a voluntary review of our historical stock option grants and identified certain historical differences related to stock-based compensation. These differences were not material when using the rollover method, as the effect on compensation expense in each year from Fiscal 1997 through Fiscal 2006 was not material. However, in using the iron curtain method, these differences resulted in an adjustment to opening deficit. These differences result from two of our practices for granting stock options. We use an option pricing formula, as provided in our shareholder-approved stock option plan. The plan defines the option exercise price as the average market price for the five trading days preceding the date of the grant. This option pricing formula was and is in compliance with the rules of the Toronto Stock Exchange, the New York Stock Exchange, and the SEC, and was used to minimize volatility and subjectivity in connection with the pricing of option grants. Based on the SEC's interpretive guidance, if the option price is at a price which differs from any of the opening, average, or closing price on the date of the grant, then this may result in stock compensation expense. Differences related to the use of this option pricing formula resulted in an adjustment of $1.0. In addition, we have historically followed a consistent practice of granting stock options to new employees at their acceptance date. Based on the SEC's interpretative guidance, if a grant price is set at a date which differs from the date of commencement of employment, then this may result in stock compensation expense. Differences related to the issuance of stock options at the acceptance date resulted in an adjustment of $0.3. During the third quarter of Fiscal 2007, we completed our voluntary review of all stock option grants under our current stock option plan for the period from Fiscal 1997 to Fiscal 2006 inclusive, and have reflected a net increase to opening deficit and a corresponding increase to additional paid-in capital of $1.3 as of April 1, 2006.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158 (SFAS 158), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R). The statement requires companies to report the funded status of their defined benefit pension plans on the balance sheet. Changes in the funded status in the year in which the changes occur are recorded through other comprehensive income. The statement requires that companies measure plan assets and obligations as of the end of the company's fiscal year. The statement also requires enhanced disclosures related to defined benefit pension plans. SFAS 158 is effective as of the end of the company's first fiscal year ending after December 15, 2006. We are required to adopt FAS 158 at the end of Fiscal 2007. We do not expect the adoption of FAS 158 to have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. We are required to adopt FAS 157 no later than the first quarter of Fiscal 2009. We do not expect the impact of FAS 157 to have a material impact on our financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 (FIN 48). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. Under FIN 48, a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. FIN 48 is effective for fiscal years beginning after December 15, 2006, and we will adopt FIN 48 beginning in the first quarter of Fiscal 2008. Upon adoption, the cumulative effect of applying the provisions of FIN 48 will be accounted for as an adjustment to the beginning balance of retained earnings for the first quarter of Fiscal 2008. We are currently assessing the impact of FIN 48 on our financial position and results of operations.

COMMON SHARES OUTSTANDING

As at January 26, 2007 there were 127,342,226 Common Shares of Zarlink Semiconductor Inc., no par value, issued and outstanding.